[RIDDELL LOGO]                     [VARSITY LOGO]


          To the Holders of Common Stock of
              Varsity Spirit Corporation:

                    On June 19, 1997, Cheer Acquisition Corp.
          ("Cheer Acquisition"), a wholly-owned subsidiary of Riddell Sports Inc. ("Riddell"), completed its cash tender offer for all outstanding shares of common stock of Varsity Spirit Corporation ("Varsity") at a price of $18.90 per share. A total of 4,511,415 Varsity shares, or approximately 98.6% of Varsity's presently outstanding shares, were purchased pursuant to the offer.

                    As you may know, pursuant to the terms of the Agreement and Plan of Merger, dated as of May 5, 1997, by and among Riddell, Cheer Acquisition and Varsity, all shares of Varsity common stock not tendered and purchased in the offer will be acquired in a subsequent second-step merger transaction (the "Merger") at the same $18.90 per share price. The Merger is currently expected to occur on or about July 25, 1997. Because Cheer Acquisition owns more than 90% of the outstanding shares, under the Tennessee Business Corporation Act (the "TBCA") no vote is required by the shareholders of Varsity for the Merger to become effective.

                    As a result of the Merger, Varsity will become a wholly-owned subsidiary of Riddell. Pursuant to the terms of the Agreement and Plan of Merger, each Varsity share outstanding immediately prior to the effective time of the Merger not owned by Cheer Acquisition will be converted into the right to receive $18.90 per share in cash, without interest. A copy of the Offer to Purchase, which includes information about the Merger, is enclosed herewith.

                    In accordance with the requirements of Section 48-21-105 of the TBCA, a copy of the Agreement and Plan of Merger is enclosed herewith as Annex I to the Offer to Purchase.

                    A  holder of Varsity shares may have
          dissenters' rights in connection with the Merger. If such dissenters' rights are available, shareholders may receive the fair value of their shares as determined by a court of law upon compliance with Sections 48-23-101 through 48-23-302 of the TBCA. The value of the shares so determined could be more or less than the $18.90 per share to be received in the Merger. Such dissenters' rights are described on pages 31 and 32 of the Offer to Purchase. In addition, a copy of TBCA Section 48-23-102 is included as Annex VII to the Offer to Purchase. In view of the complexities of TBCA Sections 48-23-101 through 48-23-302, shareholders who are considering pursuing their dissenters' rights, if any, may wish to consult with legal counsel.

                    We anticipate that Union Planters will be designated as paying agent (the "Paying Agent") to process the surrender of share certificates for cash pursuant to the Merger. Following the consummation of the Merger, former Varsity shareholders will be sent a letter of transmittal for use in surrendering certificates representing these shares so as to receive the $18.90 per share Merger consideration. Accordingly, please do not send the Paying Agent your Varsity shares until you receive the Letter of Transmittal.

                    Thank you for your support.

                                          Very truly yours,

                                      /s/ David Mauer  /s/ Jeffrey Webb
                                          David Mauer      Jeffrey Webb